Exhibit (l)

Letter of Investment Intent

Emles Trust

September 16, 2020

To the Board of Trustees of the Emles Trust:

The undersigned (the “Purchaser”) hereby confirms that it has purchased a beneficial interest (“Interest”) of the Emles @Home ETF, a series of the Emles Trust, in the amount of $100,000 for 4,000 shares at a net asset value of $25.00 per share.

The Purchaser agrees that its Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Emles Advisors LLC

/s/ Gabriel Hammond
Name:	Gabriel Hammond
Title:	Chief Executive Officer